REQUEST FOR WITHDRAWAL OF REGISTRATION STATEMENT

REQUEST TO WITHDRAW FORM S-3

(FILE NO. 333-278845)

InnSuites Hospitality Trust

1730 E. Northern Avenue, Suite 122

Phoenix, AZ 85020

August 29, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Request to Withdraw Form S-3 (File No. 333-278845)

Ladies and Gentlemen:

InnSuites Hospitality Trust. (the “Registrant”) hereby submits its request to withdraw its S-3 (File No. 333-278845), (the “Form S-3”). The Form S-3 was originally filed with the Commission on April 19, 2024.

The Registrant is requesting such withdrawal because it is not currently Form S-3 eligible. The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the Form S-3 or the prospectus contained therein. Furthermore, there was no circulation of the preliminary prospectuses in connection with the proposed transaction and the Form S-3 was not declared effective by the Commission. The Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to Rule 477(b), the Registrant understands that this request for withdrawal of the Form S-3 will be deemed granted as of the date hereof unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted.

In accordance with Rule 457(p) of Regulation C, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

INNSUITES HOSPITALITY TRUST

By:	/s/ James F. Wirth
James F. Wirth
Chief Executive Officer